SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the three months ended March 31, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): Not Applicable.

SCOR

Table of Contents

Page

Item 1. Financial Statements (Unaudited)
Management Discussion and Analysis	2
Report of Independent Accountants	4
Consolidated Balance Sheets as of March 31, 2003 and 2002	5 - 6
Consolidated Statements of Income for the Three Months Ended March 31, 2003 and 2002	7
Consolidated Statements of Comprehensive Income for the Three Months Ended March 31, 2003 and 2002	8
Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2003 and 2002	9
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002	10
Notes to Consolidated Financial Statements	11 - 24
Signature	25

MANAGEMENT DISCUSSION AND ANALYSIS

Gross written premiums for the first quarter of 2003 were down 25% relative to the same period of 2002, at EUR 978 million, versus EUR 1,309 million in 2002. Excluding Commercial Risk Partners, which ceased writing business in January 2003, gross written premiums for the first quarter of 2003 decreased by 20% relative to the Q1 2002 figure.

Property & Casualty (P&C) reinsurance gross written premium for the first quarter of 2003 totaled EUR 505 million, down 26% relative to Q1 2002. This segment reported an income before tax of EUR 34 million for Q1 2003, compared with a loss of EUR 19 million one year earlier, and with a loss of EUR 275 million for full-year 2002. The net combined ratio of 106% for the first quarter of 2003 compares with 107% for the corresponding period last year, and 118% for full-year 2002.

Gross written premium for Life and Accident reinsurance activity totaled EUR 224 million for the first quarter of 2003 against EUR 273 million for first quarter of 2002. Income before tax in Q1 2003 is a loss of EUR 50 million, compared with a profit of EUR 8 million one year earlier, and a profit of EUR 30 million for full-year 2002.

Large Corporate Accounts activity for the first quarter of 2003 generated EUR 230 million in gross written premium, down 10% relative to Q1 2002. These figures reflect the full impact of rate increases in 2002, together with the absence of any exceptional losses during the quarter. Income before tax for Q1 2003 amounted to EUR 59 million, versus a loss of EUR 37 million for Q1 2002. The net combined ratio for the first quarter of 2003 was 83.5%, compared with 128.9% for the corresponding period last year.

Credit and Surety activity was down 35% relative to the previous year, at EUR 20 million. Income before tax worked out to EUR 5 million for Q1 2003, compared with a EUR 24 million loss for the first quarter of 2002, and a loss of EUR 153 million for full-year 2002. The net combined ratio of 100.7% for first-quarter 2003 compares with 161.2% for the corresponding period last year, and 207.8% for full-year 2002.

CRP ceased writing business in January 2003 and reported a loss in income before tax of EUR 21 million for Q1 2003, compared with a Q1 2002 loss of EUR 14 million and a loss of EUR 188 million for full-year 2002.

Group operating expenses for the first quarter of 2003 amounted to EUR 49.5 million, down 7.5% relative to Q1 2002. The Group employed 1,270 people at March 31, 2003, versus 1,286 at December 31, 2002.

Total investment income for the first quarter of 2003 amounted to EUR 254 million, compared with EUR 87 million for the same period in 2002. Income from ordinary investing activities for Q1 2003 totaled EUR 167 million (EUR 77 million in first-quarter 2002), realized capital gains (including allowances for long term impairment) totaled EUR 39 million (compared with a loss of EUR 4 million in first-quarter 2002), with currency translation gains of EUR 48 million (compared with EUR 14 million in first-quarter 2002).

Aggregate unrealized capital gains amounted to EUR 271 million at March 31, 2003, versus EUR 36 million one year earlier, and EUR 303 million at December 31, 2002. The equity portfolio at March 31, 2003 registered unrealized losses of EUR 38 million, the bond portfolio an unrealized capital gain of EUR 194 million, and real estate unrealized capital gains of EUR 115 million.

Investments (marked to market) amounted to EUR 9,672 million at March 31, 2003, down 1.5% relative to December 31, 2002. These were split between bonds (66.6%), cash and equivalents (17.6%), cash deposits (7.8%), real estate (4.8%), and equity securities (3.2%).

RATINGS

Our current group ratings by A.M. Best Co. (“A.M. Best”), the Fitch International Bank Credit Analyst (“Fitch IBCA”) and Standard & Poor’s (“S&P”) are as follows:

A.M. Best (April 1, 2003)	Financial Strength rating Long-term debt Short-term debt	A- BBB AMB-2	Excellent Adequate Adequate

Fitch IBCA (June 18, 2003)	Financial strength rating Long-term debt Short-term debt	BBB BBB- F3	Good Good credit quality Fair credit quality

S&P (July 5, 2003)	Financial strength rating Long-term debt Short-term debt	BBB+ BBB+ A-2	Good Adequate Satisfactory

On January 22, 2003, A.M. Best downgraded CRP to B++ (very good) from A- (Excellent). On June 18, 2003, Fitch affirmed the Group’s ratings given on January 28, 2003, including CRP being on “rating watch — evolving” and added that SCOR’s ratings’ outlook was stable. On July 5, 2003, S&P lowered its long-term counterparty credit as well as the Group’s financial strength ratings from A- to BBB+. At the same time, S&P revised the implications on the long-term ratings, which had been placed on CreditWatch on June 17, 2003, to developing from negative. In addition, the short-term ‘A-2’ counterparty credit and commercial paper ratings on SCOR were affirmed.

Outlook

SCOR Group recovery well under way. New underwriting planning and control procedures—covering central actuarial services, internal audit, technical management controls, preparation of the underwriting plan, and claims administration—have been defined, and were implemented in April 2003.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SCOR

We have reviewed the accompanying consolidated balance sheets of SCOR and subsidiaries, as of March 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the three months then ended. These financial statements are the responsibility of the management of SCOR and subsidiaries.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States and France, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

      Ernst & Young Audit

      Represented by Alain Vincent
      Paris, France

July 22, 2003,

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,

	2002	2003

	(EUR, in millions)
ASSETS
Investments
Fixed maturities, available for sale, at fair value (amortized cost: EUR 6,450 in March 2002 and EUR 5,865 in March 2003)	6,481	6,055
Equity securities, available for sale, at fair value (cost: EUR 848 in March 2002 and EUR 785 in March 2003)	714	733
Trading equity securities, at fair value (cost: EUR 112 in March 2002 and none in March 2003)	44	—
Short-term investments, at cost	469	—
Other long-term investments	358	342

Total investments	8,066	7,130

Cash and cash equivalents	1,246	1,701

Accrued interest income	130	213

Reinsurance balances receivable
Property-casualty	926	661
Life	164	68

Total reinsurance balances receivable	1,090	729

Accrued premiums receivable, net of commissions
Property-casualty	1,093	932
Life	154	266

Total accrued premiums receivable, net of commissions	1,247	1,198

Property-casualty
Reinsurance recoverable on unpaid losses and LAE	1,475	876
Prepaid reinsurance premium reserves	210	175

Total	1,685	1,051

Life
Reinsurance recoverable on reserves for future policy benefits	637	397

Deferred policy acquisition costs, net	440	454
Credits for deposits with ceding companies	1,046	1,248
Derivative financial instruments	16	21
Deferred income tax benefits	541	445
Fixed assets, net	24	17
Intangible assets	135	53
Advances to and investments in affiliates	238	56
Goodwill	290	255
Other assets	390	568

Total assets	17,221	15,538

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,

	2002	2003

	(EUR, in millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-casualty
Losses and loss adjustment expenses reserves, gross	8,479	7,784
Unearned premium reserves, gross	1,700	1,532

Total	10,179	9,316

Life
Reserve for future policy benefits	2,571	2,442

Funds held under reinsurance treaties	883	647

Reinsurance balances payable
Property-casualty	412	329
Life	65	66

Total reinsurance balances payable	477	395

Convertible subordinated debentures	248	452
Long-term debt	264	242
Notes payable	129	62
Debt due within one year	64	22
Commercial paper	357	10
Derivative financial instruments	27	27
Accrued expenses	411	388
Deferred taxes	181	240
Minority interest	185	179

Total liabilities	15,976	14,422

Shareholders’ Equity
Common stock 41,244,216 shares in March 2002 and 136,544,845 shares in March 2003 authorized, issued and outstanding	157	520
Paid-in capital	977	19
Catastrophe reserve, net of tax	11	7
Accumulated other comprehensive income	110	108
Retained earnings	162	462
Treasury stock, at cost (3,630,417 shares in 2002 and 207,500 shares in 2003)	(172)	—

Total shareholders’ equity	1,245	1,116

Total liabilities and shareholders’ equity	17,221	15,538

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

Three months ended March 31,

2002	2003

(EUR, in millions)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 29 in March 2002 and EUR 6 in March 2003	132	124
Property-casualty premiums earned, net of premiums ceded totaling EUR 144 in March 2002 and EUR 73 in March 2003	881	813
Net investment income	28	155
Net realized gains (loss) on investments	(5)	44

Total revenues	1,036	1,136

Expenses
Life claims, net of reinsurance recoveries totaling EUR 26 in March 2002 and EUR 7 in March 2003	104	152
Property-casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 90 in March 2002 and EUR 40 in March 2003	757	673
Policy acquisition costs and commissions	217	207
Underwriting and administration expenses	52	45
Foreign exchange loss (gain), net	(14)	(48)
Other income and expenses, net	(3)	34

Total expenses	1,113	1,063

Income before taxes, minority interests and income from investments accounted for under the equity method	(77)	73

Income tax	23	(26)

Income before minority interests and income from investments accounted for under the equity method	(54)	47
Minority interests	(2)	(7)

Income before income from investments accounted for under the equity method	(56)	40
Income from investments accounted for under the equity method	3	—

Income before change in accounting principle	(53)	40

Net income/(loss)	(53)	40

(EUR, except number of shares in thousands)
Earnings per share data
Basic	(1.41)	0.29

Diluted	(1.24)	0.29

Weighted average number of shares outstanding,	basic	37,614	136,441

diluted	41,833	136,441

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	March 31,

	2002	2003

	(EUR, in millions)
Net income/ (loss)	(53)	40

Other comprehensive income, net of tax
Foreign currency translation adjustment	1	(42)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(48)	(38)
Equity securities	39	(5)
Less: reclassification adjustment for prior periods appreciation included in net income	(3)	21

Other comprehensive income	(11)	(64)

Comprehensive income	(64)	(24)

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY

	As of March 31,

	2002	2003

	(EUR, in millions)
Ordinary Shares
Balance at beginning of period	157	520

Balance at end of period	157	520

Paid-in capital
Balance at beginning of period	977	802
Incorporation of loss into capital	—	(783)

Balance at end of period	977	19

Accumulated other comprehensive income
Balance at beginning of period	121	172
Unrealized appreciation (depreciation) on investments, net of reclassification adjustment	(12)	(22)
Currency translation adjustments	1	(42)

Balance at end of period	110	108

Catastrophe reserve
Balance at beginning of period	11	6
Allocation during period	—	1

Balance at end of period	11	7

Retained earnings
Balance at beginning of period	215	(356)
Net income	(53)	40
Incorporation of loss into capital		784
Allocation to catastrophe reserve	—	(1)
Others	—	(5)

Balance at end of period	162	462

Treasury stock
Balance at beginning of period	(172)	—

Balance at end of period	(172)

Total Shareholders’ equity	1,245	1,116

Ordinary Shares
Balance at beginning of period	41,244,216	136,544,845
Exercise of stock options	—	—
Issuance of Ordinary Shares — Sorema acquisition	—	—

Balance at end of period	41,244,216	136,544,845

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,

	2002	2003

	(EUR, in millions)
Cash flows from operating activities
Net income before minority interest	(51)	47
Adjustments to reconcile net income to net cash provided by operating activities
Change in reinsurance recoverable on unpaid losses	(38)	162
Change in prepaid insurance premiums	(46)	(51)
Change in losses and LAE reserves, gross	102	31
Change in life reserves for future policy benefits	(20)	232
Change in unearned premium reserves, gross	123	(38)
Change in deferred policy acquisition costs	(88)	(6)
Realized investment gains and losses	20	(45)
Other amortization and change in other provisions	48	49
Change in deferred tax	(21)	18
Unrealized foreign exchange gains or losses	(13)	(36)
Affiliated income accounted for by the equity method	(3)	—
Changes in assets and liabilities
Premium and loss balances, net	(127)	152
Change in accrued reinsurance balance payable	318	(411)
Change in deposits with ceding companies	(45)	(7)
Funds held under reinsurance treaties	(16)	(11)
Other	(28)	(18)

Net cash provided by operating activities	115	68

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	1,067	2,169
Sales of equity securities	643	19
Net sales (purchases) of short-term investments	(2)	191
Investments in fixed maturities available for sale	(1,961)	(2,429)
Investments in equity securities	(793)	(29)
Acquisitions of fixed assets	(1)	6
Disposals of fixed assets	—	(6)
Investment in affiliates	(4)	—
Long term loans	17	8

Net cash used in investing activities	(1,034)	(71)

Cash flows from financing activities
Dividends paid
Repayment of borrowings	(587)	8
Proceeds from borrowings	826	—
Increase (decrease) on minority interests	(6)	(15)
Purchase of treasury stocks	—	(1)

Net cash provided by (used in) financing activities	233	(8)

Effect of exchange rate changes on cash	(1)	(21)

Net increase in cash and cash equivalents	(687)	(32)
Cash and cash equivalents at beginning of year	1,927	1,788
Effect of changes in exchange rates on cash beginning	6	(55)

Cash and cash equivalents at end of year	1,246	1,701

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and Significant Accounting Policies

SCOR (the “Company”) is organized as a société anonyme, or stock company, under the laws of the Republic of France. SCOR and its subsidiaries (together, the “Group”) provide property-casualty and life reinsurance. Property-casualty operations include reinsuring to primary insurers of property, casualty, marine, space and transportation, construction and credit and surety risks. Life operations include providing a full range of life and health reinsurance products and related services to primary life insurers throughout the world.

1.1	Significant events

On January 23rd, 2003; SCOR put in an offer to buy a 10% share of IRP. Given that another stakeholder chose to exercise its pre-emptive rights, SCOR increased its stake by 5%, raising its holding from 42% to 47%. (Pending approval from the Irish Authorities.) By raising its stake in IRP, a retrocession vehicle created by the Group at the end of 2001, SCOR will consolidate a greater proportion of underwriting profits. This initiative is in keeping with the “Back on Track” plan, in which SCOR decided to focus primarily on profitability.

Since the beginning of 2002, certain sectors in the reinsurance markets have witnessed a decrease in the underwriting capacities of reinsurers, leading to a sustained increase in prices. For the same time period, claims experience has remained stable and the effects of an economic environment that is unfavorable to certain of our business lines. In response to these market conditions, our strategy for 2002 is focused on three main courses of action:

—     complete withdrawal from “Program Business”, a highly volatile activity which generates insufficient return, as well as drastic reductions in U.S. Bond underwriting and in the greater part of SCOR’s worldwide Health reinsurance activity. These decisions led to a progressive reduction of corresponding premiums, which should no longer generate significant income from 2003 on.

—     reduction or temporary halt in underwriting certain business lines, namely ART and credit derivatives reinsurance, linked to the very poor 2002 economic and financial environment.

—     acceleration of SCOR’s growth in Property & Casualty Reinsurance and Large Corporate Accounts, sectors which are benefiting from the strongest price increases and represent, together with Life and Accident Reinsurance, the Group’s strategic priorities. Growth figures confirm that our results are in line with the Company’s stated objectives.

On March 28, 2003, SCOR signed with a buyer a letter of intention concerning the sale of its subsidiary Commercial Risk Partners. The definitive transfer contract should be finalized on June 30, 2003 at the latest.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.2	Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company and its domestic subsidiaries maintain their books in conformity with French generally accepted accounting principles, and its foreign subsidiaries in conformity with those of the countries of their domicile. The financial statements of those consolidated entities have been restated to conform to U.S. GAAP. In the opinion of management, the financial statements prepared in accordance with U.S. GAAP reflect all adjustments and accruals (reflecting management estimates and assumptions) necessary for a fair presentation of results for the three-months period. The results of operations for the three-months period ended March 31, 2003 are not necessarily indicative of the operating results for the full year.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

The accompanying financial statements include the accounts of SCOR and its majority-owned and controlled domestic and foreign subsidiaries. Investment in 20% to 50% owned affiliates are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

1.3	Recent Accounting Developments

On July 1, 2001, the Group adopted SFAS No.141 “Business Combinations” which requires usage of the purchase method for all business combinations initialed after June 30, 2001 and SFAS No.142 “Goodwill and Other Intangible Assets” which changes the accounting for goodwill from an amortization method to a perform impairment valuations. Amortization of goodwill, including goodwill recorded in past business combinations, ceases upon adoption of that statement. The Group will do impairments valuations annually or more frequently if certain indicators are encountered. After being reviewed by SCOR, the application of FAS 142 does not lead to any depreciation of goodwill at this date.

In October 2001, the FASB issued the statement of Accounting Standard No.144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement recognizes an impairment loss only if the carrying amount of a long-lived asset to be held and used is not recoverable from its undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the assets.

In November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others”, an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

statements of interim or annual periods ending after December 15, 2002. The Company believes the adoption of such interpretation will not have a material impact on its results of operations, financial position or cash flows. The Company has standby letters of credit totaling approximately EUR 1,017 million as of March 31, 2003.

In December 2002, SFAS No. 148, “Accounting for Stock-based Compensation-Transition and Disclosure”, an amendment of FASB Statement No. 123, was issued and amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for the Company’s 2003 financial statements.

Note 2. Investments

The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Three months ended
	March 31,

	2002	2003

	(EUR, in millions)
Investment income
Fixed maturities	85	71
Equity securities, dividends	5	1
Trading equity securities, net unrealized gains	(15)	—
Short term investments and other (1)	17	122

Total investment income	92	194

Investment expense
Swap interest	3	2
Commercial paper	3	—
Administration expenses	3	4
Other (including convertible debentures interest and impairment of securities)	55	33

Total investment expense	64	39

Net investment income	28	155

(1)	includes swap income of EUR 3 million in 2002 and none in 2003. Other swap-related net income is included in realized and unrealized capital gains and losses.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The followings present gross unrealized gains and losses and the related deferred taxes on equity securities and fixed maturities available for sale carried at fair value:

	Three months ended
	March 31,

	2002	2003

	(EUR, in millions)
Equity securities
Gross unrealized gains	21	11
Gross unrealized losses	(105)	(63)
Net unrealized gains (losses)	(84)	(52)
Fixed maturities
Gross unrealized gains	101	205
Gross unrealized losses	(71)	(14)
Net unrealized gains (losses)	30	191
Total net unrealized gains (losses)	(54)	139
Policyholder-related amounts (1)	(33)	(69)
Deferred tax (liability) asset	32	(8)
Shareholders’ net unrealized appreciation (depreciation)	(55)	62

(1)	amortization of value of business acquired due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).

Note 3. Reinsurance

The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

Premiums written, premiums earned and loss and LAE incurred for the periods ended March 31, 2002 and 2003 are as follows:

	Three months ended March 31, 2002

			Loss and
	Premiums	Premiums	LAE
	written	earned	incurred

	(EUR, in millions)
Property-casualty
Assumed	1,148	1,025	(847)
Ceded	(190)	(144)	90
Life
Assumed	161	161	(130)
Ceded	(29)	(29)	26

Net	1,090	1,013	(861)

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended March 31, 2003

			Loss and
	Premiums	Premiums	LAE
	written	earned	incurred

	(EUR, in millions)
Property-casualty
Assumed	848	886	(713)
Ceded	(125)	(73)	40
Life
Assumed	130	130	(145)
Ceded	(6)	(6)	(7)

Net	847	937	(825)

The premium retention rate is 87% for the three months ended March 31, 2003 and 83% for the three months ended March 31, 2002.

Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by the reinsurer against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium paid has been accounted for as a deposit rather than as premium expense in accordance with SFAS 113. Amounts recorded as deposits, and classified as other assets, under such contracts totaled EUR 11 million and EUR 18 million as of March 31, 2003 and 2002, respectively. Amounts received and recorded as funds held under reinsurance treaties under such contracts at such dates were EUR 153 million and EUR 154 million as of March 31, 2003 and 2002, respectively.

Note 4. Debt

Debt and designated interest rate swap agreements consists of the following:

	As of March 31,

	2002		2003

	Book	Fair	Book	Fair
	Value	Value	Value	Value

		(EUR, in millions)
Commercial paper – fixed rate	357	357	10	10
Notes payable – fixed rate	129	129	62	62
Convertible subordinated debentures – 1%	248	236	452	437
EUR 50 million perpetual subordinated debt – EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt – LIBOR + 0.80%	114	114	92	92
EUR 100 million 20-year subordinated debt – EURIBOR + 1.15%	100	100	100	100

Total obligations	998	986	766	751

Fair value of interest rate swap agreements	1	1	1	1
Total debt	999	987	767	752

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The notional amount of swap agreements designated as fair value interest risk hedges outstanding as of March 31, 2003 is EUR 36 million. Fair value is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rates for a similar liability. To the extend that borrowings carry a variable rate of interest, face value approximates fair value. Fair value of convertible subordinated debt is based on quoted market price as of March 31, 2002 and 2003.

Note 5. Derivatives and Hedging Activities

SCOR is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices that have an adverse effect on the fair value of financial instruments and derivative financial instruments. SCOR manages its market risks, as well as risk exposure relating to non-financial assets, liabilities and transactions by defining centralized investment policy guidelines, using derivatives to protect its investment portfolio or rebalancing its existing asset and liability portfolio.

The Group takes advantage of a variety of derivative instruments to reduce this exposure to market risk and in conjunction with its foreign currency asset/liability management. Derivatives used by the Group include interest rate swaps, interest rate floors, indexed options, warrants, equity options, currency swaps, currency forward purchases and sales. Weather derivatives and credit derivatives, used or issued by the Group are not considered derivative instruments under the definition of SFAS 133.

Subsequent to the adoption of SFAS 133 “Accounting for derivative instruments and hedging activities”, the Group’s derivative instruments are accounted for on a fair value basis, and reported as investments, derivative assets or derivative liabilities.

When certain conditions are met, a derivative may be specifically designated as a hedge and accounted for as fair value, cash flow or foreign currency hedge, for all or a specific portion of the identified hedged risk. The Group did not designate any cash flow hedge.

Fair Value Hedges:

SCOR actively draws on its fixed rates available lines of commercial paper and medium-term negotiable notes in order to maintain the adequate level of cash needed in its regular reinsurance and investing transactions. Most of the time amounts drawn significantly exceed those requirements and the bulk of available funds is then invested in short-term investments. Group’s fixed-rate commercial paper and notes payable are generally swapped to floating rates under terms that match those of the debt instruments. Existing spread in the debt pay fixed and the swap receive fixed results in a pay floating rate that is generally lower than EONIA (Euro Overnight Index Average) rates earned on the pool of available funds.

Several pay variable — receive fixed interest rate swaps were designated as fair value hedges to interest rate risk of fixed-rate notes payable and commercial paper debt. Conditions that allowed these designations are met therefore those hedged items are accounted for at fair value. The change of fair value in those derivatives together with the change in fair value of the hedged items is reported in the statement of income.

The loss of the hedges’ ineffectiveness of EUR 81,120 and EUR 113,213 was recognized in net investment income respectively in March 2003 and in March 2002.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Hedges:

The Group attempts to match its assets and liabilities on a currency-by-currency basis in each currency for which an organized financial or foreign exchange market is available, primarily by investing in assets that are denominated in the currency of the Group’s corresponding reinsurance liabilities. Management adjusts open positions in specific currencies, generally on a quarterly basis, to manage any excess or deficit of assets compared to liabilities in a particular currency. Total currency exposure (other than with respect to the euro) is limited to the excess (or deficiency) of assets over liabilities in each currency.

The U.S. dollar represents the most significant portion of those reserves. In addition, acquisitions the Group entered into in 2000 and 2001 were denominated in U.S. dollar. SCOR arranged two foreign exchange hedge in the first half of 2001. The first concerned the forward purchase of USD 315 million to cover excess book liabilities in this currency. The second involved a matching forward sale of US dollars for the same amount, in order to hedge the value of equity investments in that currency. The two hedging transactions were repeated on January 3, 2002 for a total of USD 450 million and these hedges were stopped at the end of June 2002.

Those derivatives are carried at fair value and classified as derivative assets and derivative liabilities.

Non-hedge instruments:

•	Derivatives used in conjunction with the Group’s investment strategy:

To a lesser extend, the Group uses indexed options as well as pay variable - receive variable structured on different maturities interest rate swaps to manage volatility on the bond portfolio. The Group also uses a limited volume of warrants, equity options, equity index instruments in accordance with its selective equity investment policy to provide higher returns on selected equity lines. Sales of call options are used by the Group to mitigate the effect of possible decline in value of identified equities. Those derivatives are carried at fair value and classified as investments.

•	Other derivatives used by the Group:

The Group entered into specific interest rate floor agreements in conjunction with Property-Casualty or Life reinsurance transactions, in order to mitigate the effect of change in interest rates on the return of specific contracts. Some particular alternative reinsurance transactions were also based on indexed options.

Certain life reinsurance annuity-based contracts underwritten by SCOR Life Re include specified market index return. Matching investments are structured on similar index put and call options that replicate the fluctuation of those indexes.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Comprehensive Income

Related tax effects allocated to each component of other comprehensive income for the periods ended March 31, 2002 and 2003 are as follows:

	Three months ended March 31, 2002

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	1	—	1
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(70)	22	(48)
Equity securities	63	(24)	39
Investments accounted for by the equity method		—	—
Less: reclassification adjustment for prior periods appreciation included in net income	(5)	2	(3)

Other comprehensive income	(11)	—	(11)

	Three months ended March 31, 2003

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	(42)	—	(42)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(36)	(2)	(38)
Equity securities	(8)	3	(5)
Investments accounted for by the equity method	—	—	—
Less: reclassification adjustment for prior periods appreciation included in net income	32	(11)	21

Other comprehensive income	(54)	(10)	(64)

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Net of tax balances of each classification within accumulated other comprehensive income as of March 31, 2002 and 2003 are as follows:

			Unrealized
	Foreign	Unrealized	Appreciation	Accumulated
	Currency	Appreciation	(Depreciation) of	Other
	Translation	(Depreciation)	Equity Method	Comprehensive
	Adjustment	of Investments	Investments	Income

		(EUR, in millions)
Period ended March 31, 2002
Balance at beginning of period	165	(43)	(1)	121
Current-period change	1	(12)		(11)

Balance at end of period	166	(55)	(1)	110

Period ended March 31, 2003
Balance at beginning of period	85	87	—	172
Current-period change	(42)	(22)	—	(64)

Balance at end of period	43	65	—	108

Note 7. Income Taxes

Income tax expense for the Group includes the change, in France, of the tax rate of the income tax surcharge of 6% for 2002 and 2003.

Income tax for the Group represented an income tax loss of EUR 26 million as of March 31, 2003 and an income tax profit of EUR 23 million as of March 31,2002.

Note 8. Earnings Per Share

Basic earnings per share are calculated using the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings per share is based on the additional assumed dilution of all dilutive potential Ordinary Shares outstanding which are issuable under stock option plans (using the treasury stock method), and on the additional assumption that the convertible bonds are converted into Ordinary Shares (using the if-converted method).

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the three months ended March 31, 2002 and 2003, respectively:

	Three months ended March 31, 2002

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income/ (loss)	(53)	—	—

Basic Earnings Per Share

Income available to Ordinary Shareholders	(53)	37,614	(1.41)

Effect of dilutive securities
Stock options	—	194	—
Convertible bonds	1	4,025	—

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(52)	41,833	(1.24)

2,332,900 options to purchase Scor Ordinary Shares at March 31, 2002 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

	Three months ended March 31, 2003

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income/ (gain)	40

Basic Earnings Per Share
Income available to Ordinary Shareholders	40	136,441	0.29
Effect of dilutive securities
Stock options	—	—	—
Convertible bonds	—	—	—

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	40	136,441	0.29

Any options to purchase Ordinary Shares options outstanding at March 31, 2003 included in the computation of diluted earnings per share because all options exercise prices were greater than the average market price of the Ordinary Shares.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Lines of Business and Geographic Information

SCOR Group is composed of 12 subsidiaries, including 8 reinsurance company subsidiaries, 3 operating divisions, and 18 representative offices, which operate in defined geographic areas.

The Group organized its operations in five segments. In addition to the five operating segments that correspond to the market of reinsurance, the Group includes under “Other” investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by equity method.

Property-Casualty reinsurance

The Property-Casualty (“P&C”) segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty and facultative supporting treaty transactions for classes of property, casualty, marine, transportation and construction. Property-casualty also includes direct or allocated operating expenses and net income from property-casualty-related investing activities.

Life, Accident & Health

Life, Accident & Health reinsurance (“Life, A&H”) includes life reinsurance products as well as the personal segments of casualty reinsurance that are accident, disability, health, unemployment and long-term care. Life, Accident & Health reinsurance is conducted worldwide through SCOR Vie and its branch offices, Madrid, Toronto and Singapore, and, for the German and Italian markets, jointly between SCOR Vie and the local Group subsidiaries. Life, Accident & Health also includes direct or allocated operating expenses and net income from Life, Accident & Health-related investing activities.

Large corporate accounts reinsurance

Large corporate accounts reinsurance includes large facultative business for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, or boiler and machinery installations. Large corporate accounts reinsurance also includes direct or allocated operating expenses and net income from Large corporate accounts reinsurance-related investing activities.

Credit, Surety and Political Risks

Credit, Surety and Political Risks includes the needs of its credit and surety insurance clients in providing treaty covers as well as non-proportional reinsurance, covering peak and cumulative risks. Credit, Surety and Political risks also includes direct or allocated operating expenses and net income from Credit, Surety and Political risks-related investing activities.

Alternative risks (Commercial Risk Partners)

Alternative risks reinsurance concerns all sectors of alternative risk transfer and mainly loss frequency driven by workers’ compensation, motor insurance and general liability in the US market, weather variations covers, primarily temperature-based derivatives and protection against combinations of fortuitous uncertainties with financial exposures. Alternative risks also includes direct or allocated operating expenses and net income from Alternative risks-related investing activities.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the activity split:

	Three months ended March 31, 2002

				Credit/
	Treaty	Life/	Large	Surety	Alternative
	Property-	Accident	Corporate	Political	risks
	Casualty	& Health	Accounts	Risks	transfer	Others	Consolidated

	(EUR, in millions )
Net premiums written	603	218	172	28	69	—	1,090

Net premiums earned	493	238	110	42	130		1,013
Net investment income	17	13	(6)	1	12	(9)	28
Net realized gains on investments	(3)	(2)	1	—	(2)	1	(5)

Total revenues	507	249	105	43	140	(8)	1,036

Claim and claim expenses	382	177	115	54	133	—	861
Acquisition costs	120	52	17	11	17	—	217
Underwriting and administration expenses	24	12	10	2	4	—	52
Other income and expenses	—	—	—	—	—	(17)	(17)

Total expenses	526	241	142	67	154	(17)	1,113

Income before taxes, minority interest and equity method income	(19)	8	(37)	(24)	(14)	9	(77)

Income accounted for by the equity method	—	—	—	—	—	3	3

Total assets as of March 31	7,710	4,264	2,563	644	2,040		17,221

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended March 31, 2003

				Credit/
	Treaty	Life/	Large	Surety	Alternative
	Property-	Accident	Corporate	Political	risks
	Casualty	& Health	Accounts	Risks	transfer	Others	Consolidated

	(EUR, in millions )
Net premiums written	429	211	188	21	(2)	—	847

Net premiums earned	444	201	184	37	71	—	937
Net investment income	50	58	24	5	11	7	155
Net realized gains on investments	9	11	5	1	2	16	44

Total revenues	503	270	213	43	84	23	1,136

Claim and claim expenses	341	229	117	29	109	—	825
Acquisition costs	107	72	26	8	(6)	—	207
Underwriting and administration expenses	21	19	11	1	2	(9)	45
Other income and expenses	—	—	—	—	—	(14)	(14)

Total expenses	469	320	154	38	105	(23)	1,063

Income before taxes, minority interest and equity method income	34	(50)	59	5	(21)	46	73
Income accounted for by the equity method	—	—	—	—	—	—	—

Total assets as of March 31	6,075	4,386	2,740	641	1,696	—	15,538

The following is a summary of the Group’s business by geographic area (allocations by geographic area have been made based on the location of the related subsidiary).

			North
	France	Europe	America	Asia	Consolidated

		(EUR, in millions)
Nine months ended March 31, 2002
Revenues	228	184	562	62	1,036
Income before taxes	(113)	23	7	6	(77)
Identifiable assets as of March 31	7,569	1,952	7,220	480	17,221
Nine months ended March 31, 2003
Revenues	498	189	404	45	1,136
Income before taxes	11	34	13	15	73
Identifiable assets as of March 31	7,307	2,025	5,835	371	15,538

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Subsequent events

On April 04th, 2003, SCOR Group communicates that, as a result of recently held negotiations with one of the shareholders of IRP Holdings Ltd, it has offered to purchase 6.67% of the share capital of this company. SCOR currently owns 46.7% of IRP Holdings, an Irish based company incorporated at the end of 2001. The other shareholders of IRP Holdings Ltd will be able to exercise their pre-emptive rights, pro rata to their existing holdings, over the next few weeks. This transaction is in line with the Group’s objectives of reinforced control over its activities and will permit an increased consolidation of the results of this subsidiary probably in 1H 2003 accounts.

Following approval at the May 15th, 2003 Shareholders’ Meeting, the Board of Directors will establish an innovative stock option plan for all Group employees, in France and abroad, excluding senior executives.

The proposed plan is for immediate allocation of:

—	the equivalent to one month’s salary in stock options,

—	increased by the allocation of an additional half-month’s salary in stock options if 2003 ROE exceeds 10%,

—	completed by the allocation of a further half-month’s salary in stock options if 2004 ROE exceeds 12%.

This measure is designed to give all employees a stake in the Group’s return to profitability, symbolizing the Board’s confidence in the quality of SCOR’s personnel and in the future of the Group.

On July 5, 2003, S&P lowered its long-term counterparty credit as well as the Group’s financial strength ratings from A- to BBB+. At the same time, S&P revised the implications on the long-term ratings, which had been placed on CreditWatch on June 17, 2003, to developing from negative. In addition, the short-term ‘A-2’ counterparty credit and commercial paper ratings on SCOR were affirmed. The impact of the new S&P rating on SCOR financial statements, in terms of renewals and business developments, could not be evaluated at this time, given how recent the information is”

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2003

SCOR (Registrant)

	By:	/s/ FRANCOIS TERREN

François Terren,
Chief Financial Officer